UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Appointment of New Independent Director and Audit Committee Member

Nvni Group Limited (the “Company”) announces that Mr. Roberto Sahade, a director of the Company, resigned from the board of directors (the “Board of Directors”) and as a member of the audit committee (the “Audit Committee”) due to personal reasons, effective as of 8:00 pm EST on June 10, 2024. Mr. Sahade’s resignation did not result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

To fill in the vacancy created by the resignation of Mr. Sahade as an independent director and a member of the Audit Committee, on June 10, 2024, the Board of Directors appointed Mr. Marco Antonio Leone Fernandes to serve as an independent director of the Company, effective as of 8:00 pm EST on June 10, 2024.

The Audit Committee is now comprised of Mr. Leite, Mr. Gonçalves and Mr. Leone each of whom are “independent directors” as defined for Audit Committee members under Nasdaq listing rules and the rules and regulations of the Securities and Exchange Commission and financially literate, as required by Nasdaq listing rules.

Marco Leone has over 25 years of experience in the information technology industry in Brazil and in Latin America. Mr. Leone led the startup of Micro Focus International PLC in Brazil and in Latin America and led the entire operation as a Vice President and General Manager from May 2009 to October 2023 until their acquisition by OpenText, a Canadian software firm. During this period, he helped to manage the impact of several complex local integrations like Borland, the Attachmate Group (Novell, SUSE, Linux, NetIq) and HP Software. Micro Focus International PLC was a British multinational software and information company based in Newbury, Berkshire, England. The firm provided software and consultancy. The company was listed on the London Stock Exchange (LSE: MCRO 2005 to 2023) and the New York Stock Exchange (NYSE: MFGP 2017 to 2023) until it was acquired by OpenText in January 2023. Before that Mr. Leone served as Vice President and General Manager in Brazil at CA Technologies from 1997 to 2007 and he held several different executive positions during this period. Mr. Leone has a B.A. degree and M.B.A. with Fundação Getulio Vargas, and has been certified at FGV, Wharton BS, London BS, INSEAD and I.B.G.C., and he is an active angel investor, member and advisory board member at various organizations.

There are no family relationships between Mr. Leone and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Leone and any other person pursuant to which he was appointed as a director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: June 10, 2024	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer